UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
(Translation of registrant’s name into English)

Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District Beijing, PRC 100006
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

On August 18, 2021, Puhui Wealth Investment Management Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”), pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Subordinated Debenture (the “Convertible Debenture”) in the principal amount of $2,750,000 with an original issue discount of 10% (the “Transaction”). The Company has agreed not to, subject to limited exemptions, enter into (i) any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement) until 120 days after the closing of the Transaction or (ii) any Prohibited Transactions (as defined in the Securities Purchase Agreement) without the Investor’s prior written consent, until the earlier of (a) thirty days after such time as the Convertible Debenture has been repaid in full and/or has been converted into Ordinary Shares (the “Conversion Shares”) and (b) the date on which the Investor ceases to hold any Ordinary Shares or have the right to acquire any Ordinary Shares. If at any time the last closing trade price for the Ordinary Shares is less than $1.00, the Company will use its commercially reasonable efforts to promptly effect a reverse split of the Ordinary Shares such that the trade price of the Ordinary Shares will be at least $2.00. The Securities Purchase Agreement contains customary representations and warranties made by the Company.

On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor. The Convertible Debenture bears interest at the rate of 8.00% per year from the date of original issuance and matures on February 20, 2022. In the event an “Event of Default” (as defined in the Securities Purchase Agreement) has occurred and remains uncured, the debenture will bear default interest at the rate of 15.00% per year or the maximum rate permitted under applicable law. The Convertible Debenture shall be convertible (in whole or in part), at the option of the Investor, into the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”) at a conversion price (“Conversion Price”) of the lesser of (i) $5.00, subject to certain adjustment and (ii) the Alternate Conversion Price (as defined below). During any period that the bid price of the Ordinary Shares is lower than $6.25, (the “Restricted Period”), the Conversion Price applicable shall equal 80% of the average of the three (3) lowest daily volume weighted average prices (“VWAP”) during the “measurement period”, which is a 10-trading-day period starting 5 trading days prior to and ending 4 trading days after the date the ordinary shares are delivered pursuant to applicable conversion notice (the “Alternate Conversion Price”), provided, that the Alternate Conversion Price shall not be lower than $0.60. The Convertible Debenture may not be converted if, as a result of the conversion, the holder and its affiliates would beneficially own in excess of 4.99% of the Ordinary Shares, which may be increased to up to 9.99% of the Ordinary Shares by such holders upon notice to the Company.

The Company intends to use the proceeds from the Offering for working capital purposes.

The Company and the Investor entered into a Leak-Out Agreement, pursuant to which the Investor agreed that, until the date that the Investor no longer holds any Convertible Debenture or Conversion Shares, and during any period that the bid price of the Ordinary Shares is lower than $6.25, neither the Investor nor any affiliate shall sell, dispose or otherwise transfer, directly or indirectly, any Conversion Shares in an amount more than, during any trading day during the applicable Restricted Period, the greater of (a) the average of $50,000 per trading day each month and (b) an amount equal to 20% of the (i) average daily trading volume of Ordinary Shares per calendar month or (ii) trading volume of Ordinary Shares on such trading day.

On August 20, 2021, pursuant to a supplement agreement (the “Supplement Agreement”) by and between the Company and Joseph Stone Capital, LLC (the “Placement Agent”), the Company paid the Placement Agent a commission of $143,750, a management fee of $12,500 and issued to the Placement Agent a five year warrant to purchase up to 41,667 ordinary shares at an exercise price of $3.60 (“Placement Agent Warrant”) in connection with the Transaction. In addition, the Company reimbursed the Placement Agent $50,000 for one time non-accountable expenses and its actual out-of-pocket expenses of $20,000

The Company have registered the Convertible Debenture, Placement Agent Warrant and the underlying Ordinary Shares pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-245003) as filed with the U.S. Securities and Exchange Commission (“Commission”) on August 12, 2020 and declared effective by the SEC on November 10, 2020 and the Prospectus Supplement filed with the SEC under Rule 424(b)(3) on August 20, 2021.

The foregoing description of the Securities Purchase Agreement, the Convertible Debenture, the Placement Agent Warrant and the Supplement Agreement are qualified in their entirety by reference to the full text of each of the Securities Purchase Agreement, the Convertible Debenture, the Placement Agent Warrant and the Supplement Agreement, the forms of which are attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On August 24, 2021, the Company issued a press release announcing the closing of the Transaction, a copy of which is filed as Exhibit 99.5 hereto and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: August 24, 2021	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement between the Investor and Puhui Wealth Investment Management Co., Ltd., dated August 18, 2021
99.2	Form of Convertible Debenture, dated August 20, 2021
99.3	Form of Placement Agent Warrant, dated August 20, 2021
99.4#	Supplement Agreement between Joseph Stone Capital, LLC and Puhui Wealth Investment Management Co., Ltd., dated August 18, 2021
99.5	Press Release

#        Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is not material to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality analyses to the Commission upon request.

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